UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

CONTENTS

Convertible Promissory Note

On June 26, 2025, Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) entered into a Securities Purchase Agreement (the “SPA”), with an institutional investor (the “Holder”). Pursuant to the SPA, the Company may issue and sell, from time to time, convertible promissory notes (the “Notes”), in the aggregate principal amount of up to $100,000,000 (the “Subscription Amount”). Upon the signing of the SPA, on June 26, 2025 (the “Initial Closing”), the Holder purchased from the Company a Note in the principal amount of $5,000,000 for a purchase price of $4,500,000 (the “Initial Note”). Subject to the conditions in the SPA, beginning on December 1, 2025, the Company may request, at its sole discretion, that the Holder purchase additional Notes, each in the principal amount of up to $2,500,000, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period. The Company intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities.

Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s ordinary shares, no par value (the “Ordinary Shares”), is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Holder purchase additional Notes for a purchase price payable in cash equal to 90% of the principal amount, provided however that the aggregate principal amount of Notes purchased pursuant to the SPA shall not exceed $50,000,000 during the period commencing as of the Initial Closing and until December 1, 2025, and thereafter shall not exceed $25,000,000 during each subsequent three-month period, and provided further that the aggregate principal amount of all Notes purchased pursuant to the SPA shall not exceed the Subscription Amount.

Each Note will be issued at a purchase price equal to 90% of the principal amount of such Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company or if extended at the option of the Holder. The principal amount under each Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Note). Thus, Initial Note is to be repaid in ten equal monthly installments commencing on December 26, 2026. The outstanding amount due under each Note is convertible into Ordinary Shares at the option of the Holder, at any time after the issuance date of such Note, at a conversion price equal to the lower of (i) $6.80 and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than the floor price of $1.02856 per Ordinary Share, which is equal to 20% of the VWAP of the Ordinary Shares during the 20 consecutive trading days immediately prior to the Initial Closing, subject to certain adjustments as provided in the Note. The Holder’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $95,000,000, and there are no minimum commitments or minimum use penalties. The SPA does not impose any restrictions on the Company’s operating activities.

The SPA contains customary representations, warranties and representations by the Company. The descriptions of the SPA and Form of Note set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1 and 4.1, respectively.

Mr. Vik Hacmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the transaction by virtue of him being a relative of the controlling shareholder of the Holder, and as such the transaction was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

The securities described above (the “Securities”) were and will be issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares issuable upon conversion of the Notes.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Advisory Agreement

In connection with the execution of the SPA, on June 26, 2025, the Company entered into a Strategic Advisory Agreement (the “Advisory Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis provided the Company with independent advisory services related to the transactions contemplated under the SPA. In consideration of the advisory services, upon the issuance of the Initial Note, the Company paid Aegis a commission fee of $150,000, which is equal to 3% of the principal amount of the Initial Note issued and shall pay Aegis a commission fee for each additional Note issued equal to 3% of the principal amount of such additional Note. The Advisory Agreement will terminate on June 26, 2026, unless terminated earlier by either party.

The Advisory Agreement contains customary warranties and agreements by the Company. The description of the Advisory Agreement set forth above is qualified in its entirety by reference to the full text of the Advisory Agreement, which is attached hereto as Exhibit 10.2.

Press Release

On June 26, 2025, the Company issued a press release titled “Jeffs’ Brands Secures $100 million Securities Purchase Agreement to support the Exploration of Strategic Opportunities,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904,  File No. 333-285030, and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the terms and potential future issuances of Notes under the SPA and the Company’s intended use of proceeds, and its exploration of strategic opportunities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Convertible Promissory Note
10.1	Securities Purchase Agreement, dated June 26, 2025, by and between Jeffs’ Brands Ltd and L.I.A. Pure Capital Ltd.
10.2	Strategic Advisory Agreement, dated June 26, 2025, by and between Jeffs’ Brands Ltd and Aegis Capital Corp
99.1	Press release issued by Jeffs’ Brands Ltd dated June 26, 2025, titled “Jeffs’ Brands Secures $100 million Securities Purchase Agreement to support the Exploration of Strategic Opportunities”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: June 26, 2025

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